EXHIBIT 12.1

Global Water Resources, Inc.
Calculation of Ratio of Earnings to Total Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30, 2017		Year Ended December 31,
			2016 (1)		2015		2014		2013(2)		2012(3)

Income (loss) from continuing operations before income taxes	$1,075		$(3,799)		$41,986		$47,936		$(6,024)		$(7,814)

Add/(deduct):
- Equity method investment (gain) loss	5		340		329		(144)		707		—
+ Total fixed charges	2,683		11,989		8,415		9,533		9,004		9,685
Earnings available for fixed charges	$3,763		$8,530		$50,730		$57,325		$3,687		$1,871

Interest expense (4)	2,680		11,983		8,409		9,526		8,981		9,654
Estimate of interest in rental expense	3		6		6		7		23		31
Total fixed Charges	$2,683		$11,989		$8,415		$9,533		$9,004		$9,685

Ratio of earnings to fixed charges (5)	1.4	x	0.7	x	6.0	x	6.0	x	0.4	x	0.2	x
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(1) Earnings were not adequate to cover fixed charges by $3.5 million for the year ended December 31, 2016.
(2) Earnings were not adequate to cover fixed charges by $5.3 million for the year ended December 31, 2013.
(3) Earnings were not adequate to cover fixed charges by $7.8 million for the year ended December 31, 2012.
(4) Includes interest expensed and capitalized, amortized discounts, and capital expenses related to indebtedness.
(5) There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.